AMARC ANNOUNCES $500,000 LOAN

September 9, 2015, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX V: AHR; OTCBB: AXREF) announces that it has entered into a $500,000 Loan Agreement (the “Loan”) with a non arm’s length director and officer of the Company (the “Lender”).

The Loan is unsecured, will bear interest at a rate of 7% per annum and is repayable after two years or earlier on the occurrence of a default. In connection with the Loan, Amarc will issue to the Lender a loan bonus in the form of 5,555,555 warrants (the “Bonus Warrants”), each entitling the holder to acquire one common share of Amarc for 2 years at a price of $0.09 per share. The Bonus Warrants will be subject to a four month hold period commencing from the date of issuance thereof. The Loan and Bonus Warrants are subject to acceptance by the TSX Venture Exchange.

The Loan Agreement provides that if the Loan is reduced or repaid in full during the first year of its term, a pro rata number of the total number of Bonus Warrants will have their term reduced to the later of one year from the date of issuance thereof and 30 days from the date of the reduction or repayment in full.

The Loan will be used for working capital for Amarc.

About Amarc Resources Ltd.

Amarc is a British Columbia based mineral exploration and development company with an experienced and successful management team that is focused on advancing its IKE project, a major porphyry copper discovery in the heartland of BC's copper mining industry with proximity to mining infrastructure, power, rail and highways.

Amarc is associated with Hunter Dickinson Inc. (HDI) a diversified, global mining company with a 25+ year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC's and the world's most important mineral resources, such as Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and Pebble. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684 6365 or within North America at 1 800 667 2114.

ON BEHALF OF THE COMPANY
Diane Nicolson
President

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.